

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Ling Yan
Chief Financial Officer
Gamehaus Holdings Inc.
5th Floor, Building 2, No. 500 Shengxia Road
Pudong New District, Shanghai
The People's Republic of China, 201210

>   **Re: Gamehaus Holdings Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form F-4**
>   **Submitted March 5, 2024**
>   **CIK No. 0002000530**

Dear Ling Yan:

    We have reviewed your amended draft registration statement and have the following comments.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4

Assumptions and Basis for the Projected Financial Metrics Table, page 136

1.   Please expand your disclosure to clarify how management utilizes retention rate and why it is considered a "core indicator" rather than a key performance indicator as identified elsewhere in the filing. In addition, discuss why retention rate is not material to investors' understanding of the business and revise your discussion of core indicators to avoid investor confusion with key performance indicators.

<u>Financial Statements</u>
<u>Gamehaus, Inc. and Subsidiaries</u>
<u>Note 1, Organization and Business Description</u>
<u>Reorganization, page F-8</u>

2. We note from your response to Comments 3 and 4 that Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire 23.2284% of the equity interests in Kuangre SH in February 2024. Tell us if you intend to update the Gamehaus financial statements through March 31, 2024 prior to requesting effectiveness. If not, tell us your consideration of the guidance provided by ASC 805-50-25-2 and ASC 805-50-45-1 and explain to us why it is appropriate to initially recognize the assets and liabilities transferred between the parties under common control in the financial statements covering a period prior to the reporting period during which the transfer actually occurred.

   Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yurui Chen